Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2013
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$28,051
Fixed charges	49,532
Capitalized interest	(1,136)
Distributions of earnings from unconsolidated affiliates	2,814
Total earnings	$79,261

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$45,196
Amortization of deferred financing costs	1,897
Financing obligations interest expense	61
Capitalized interest	1,136
Interest component of rental expense	1,242
Total fixed charges	49,532
Preferred Unit distributions	1,254
Total fixed charges and Preferred Unit distributions	$50,786

Ratio of earnings to fixed charges	1.60
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.56